August 11, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
 Washington, D.C. 20549

Attention:          Martin James

Re:          Syneron Medical Ltd.
Form 20-F for the fiscal year ended December 31, 2015
Filed March 21, 2016
File No. 001-34559

Dear Mr. James:

We are responding to your letter dated July 14, 2016 regarding comments by the staff of the Office of the Chief Accountant (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") with respect to the above-referenced Form 20-F. This letter repeats the comment in the Staff's letter in bolded typeface, followed by our response.  Unless the context otherwise requires, references to "the Company," "our," "us," or "we" mean Syneron Medical Ltd. on a consolidated basis with its wholly owned subsidiaries.

Form 20-F for the Fiscal Year Ended December 31, 2015

Item 18. Financial Statements

Consolidated Statements of Operations, page F-4

1. You included goodwill impairment losses of $3.8 million and $1.2 million in 2015 and 2014, respectively, within other operating expenses. In future filings please present the aggregate amount of goodwill impairment losses as a separate line item in accordance with ASC 350-20-45-2.

The Company respectfully acknowledges the Staff's comment and in future fillings will revise its presentation to reflect the aggregate amount of goodwill impairment losses as a separate line item in its income statement before the subtotal loss from continuing operations in accordance with ASC 350-20-45-2.

Note 2. Significant Accounting Policies

n. Revenue Recognition, page F-26

2. Please tell us the significant deliverables within your multiple-element arrangements and any performance-, cancellation-, termination-, and refund-type provisions. Discuss how you considered ASC 605-25-25-5 and revise future filings to provide all of the disclosures required by ASC 605-25-50-2.

The Company does not provide any performance, cancelation, termination or any refund type provisions to its customers, nor does it grant a right of return, for its products.

The Company sells deliverables of products and service which consist of a workstation ("System"), applicators ("Applicator"), consumables (such as spare parts), and an extended warranty. Such deliverables can be delivered either in a bundled transaction or separately.

Systems and Applicators or related consumables are shipped and delivered together while the extended warranty is provided subsequent to the expiration of the standard warranty period.

In those circumstances when not all the products have been delivered, the Company has concluded that the delivered elements have standalone value as a pre-condition for recognizing revenues for the delivered elements. Such standalone value is demonstrated by the ability of the customer to use the delivered elements for their intended use without the undelivered elements. The threshold for recognizing such revenues would normally be the delivery of a System with the Applicator providing the System with full functionality; meaning that the customer is able to obtain the value intended from the delivered items and the System as a whole without the receipt of the undelivered elements.

In accordance with ASC 605-25-25-5, the Company considers each delivered item as a separate unit of accounting when both of the following criteria have been met:

a.	The delivered item has value to the customer on a stand-alone basis.

b.	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item or items is considered probable and substantially in the control of the vendor.

When we apply the first criteria for the delivered items as specified above, we conclude that the items delivered have value on a stand-alone basis.  The second criteria is not relevant to us as we do not provide our customers with the right to return our products.

In future filings, we will disclose separately our accounting policy as it relates to recognition of revenue in conjunction with bundled arrangement that include multiple deliverable elements in accordance with ASC 605-25-50-2.

3. Describe to us any training and installation services you provide and tell us why you concluded that your installation is not essential to the functionality of your systems. Refer to SAB Topic 13.A.3.c. Tell us whether the installation and training are specialized and not readily available in the marketplace.

Installation service is provided by our team of technicians and by our distributors’ staff and includes simple calibration and electronic performance tests to make sure the System output and performance are in accordance with the specifications. Installation service is provided within two weeks after the purchase at the customer's facility and does not take long.

Training service is provided by our clinical trainers or by our distributors and includes a defined set of processes, operations and other necessary information in order to perform an effective treatment and to utilize the System most efficiently. Training services are provided within two weeks after the purchase. Although we have a detailed written training manual that the customers can read and learn independently, in practice we perform the training services at the customer's facility.
We consider the installation and training processes as standard technical procedures performed by us in similar transactions. It does not include special customer customizations or any other non-routine features and do not vary from one customer to another for similar products. In addition, these services are simple, short in terms of time required for performance and do not require an investment of significant resources.

The aesthetic and body industry is well-developed and competitive, where physicians and clinics often hold similar products from various companies in the same clinic. The treatments provided with the use of these products to patients follow common treatment practices and methodologies. The major difference between our products and other available products in the market would normally be in the underlying technology and efficacy of the treatment. Hence, we believe that the skills for installation and training are not specific to our products and are readily available in the market place.

We reference SEC Staff Accounting Bulletin Topic 13-A-3-c and conclude that training and installation services are inconsequential or perfunctory obligations and are not essential to the functionality of the System as defined in Topic 13-A-3-c, for the following reasons:

•	Each System has standard performance specifications and is not customized for any specific customer. We test the System against those specifications prior to shipment.

•	A significant portion of our revenues is derived from agreements with distributors whom we consider our customers. Accordingly we do not provide installation or training services for our distributors’ end-user customers. The training and installation services for our distributors’ customers are performed by our distributors or their subcontractors. Our distributors are fully capable of performing such installation and training services independently of us.

•	A failure to complete the training or installation would not result in the customer receiving a refund or being able to reject the delivered System. Further, we do not have a history of granting partial or full refunds or other concessions to customers as a result of a delay in providing installation or training services. Rather, we have a well demonstrated history of completing the installation and training tasks in a timely manner and reliably estimating our costs.

•	Installation services and training costs include flight tickets, hotel and labor payments for our employees. These costs are estimated to be an insignificant part of the average cost per System, and are accrued on the day of the arrangement transaction as part of the warranty accrual.

•	The fair value of installation and training services obligations is insignificant in relation to such items as the contract fee, gross profit, and operating income allocable to the unit of accounting.

•	The cost or time to perform the installation for similar contracts historically has not changed.

•	The timing of payment of the sales price is usually linked to the delivery of the System and is not linked to the installation or training performance activities.

4. Please tell us the significant factors, inputs, assumptions, and methods used to determine selling price (whether vendor-specific objective evidence, third-party evidence, or estimated selling price) for each of the significant deliverables. Refer to ASC 605-25-30-2 and 605-25-50-2.

The Company's products and service qualify as separate units of accounting as described in our response to comment no. 2 above. We sell deliverables of products and service which consist of a System, Applicator, consumables and extended warranty.

The majority of our bundled transactions (multiple elements arrangement) includes different types of products as well as extended warranty. Products sold to a customer, are delivered all together. Thus normally, the Systems, Applicators and/or related consumables are shipped and delivered together, while the extended warranty is provided after the expiration of the standard warranty period.

Occasionally, when not all the products have been shipped, for example, when the customer has bought few Systems and not all have been delivered, the Company will defer revenue in the amount of the relative fair value of that product, based on management's best estimate of the selling price which take into consideration several external and internal factors including, but not limited to, pricing practices (including discounts, margin objectives and consideration of the Company's pricing models) and go-to-market strategy. Those estimates are corroborated by normal expected margins depending on the product, region and type of customer (i.e., clinic or a distributor). In these cases, the Company defers revenue of the undelivered elements and recognizes it once all revenue recognition criteria have been met.

We offer our customers the option to purchase extended warranty services for an expressly stated amount separate from the price of the product extended warranty services are provided after the expiration of our standard product warranty, and consist of the same services provided under our standard warranty. Accordingly, we concluded that these transactions fall within the scope of ASC 605-20-25-1 through 25-6.

We believe that the stated transaction price for the extended warranty is reasonable in relation to the service contract being purchased separately after the standard warranty period expires. The contractual price for each additional year of extended warranty is priced within a narrow price range, depending on the product family, and consistent with our assessment of market prices.

Accordingly, we concluded that the extended warranty included in a sale transaction meets the criteria of separately priced extended warranty. Therefore, we allocate the arrangement consideration for the extended warranty component of the deal, using the stated contractual price for the extended warranty. This amount is recognized ratably over the extended warranty period while the remaining of the arrangement consideration is allocated to the delivered elements.

Note 4. Fair Value Measurement, page F-37

5. We note that you recognized a $4.6 million loss related to the change in the fair value of your investment in Syneron Beauty during fiscal 2014. We also note that you account for this investment using the fair value method under ASC 825. Please show us your significance calculations for this investment under Rule 3-09(a) of Regulation S-X.

We acknowledge the Staff's comments on the significant subsidiary test with respect to our investment in Illuminage Beauty ("IB"). For the reasons outlined below, we believe that filing separate financial statements for IB was reasonably not required.

Pursuant to the requirements of Rule 3-09(a) of Regulation S-X, we performed significance tests for the year ended December 31, 2014 based on the definition of "significant subsidiary" in Rule 1-02(w) of Regulation S-X.

We believe that applying the guidance in Rule 3-09(a) of Regulation S-X by analogy results in a requirement to provide more information than is reasonably necessary to inform investors. We believe that from a qualitative and quantitative perspective, providing IB's financial statements would not contribute more meaningful information to our investors than providing the change in fair value as applied in our financial statements. We also note that our investment in IB is separately presented on the face of our balance sheet.

In contrary to the equity method, where the financial results of the investment may directly affect the operations of the holding company through the results of the investees' operations, current or expected dividends or required investments, the main effect on the Company is the fair value of such investment. The major reason for the recorded loss of $4.6 million is derived from a decrease in our expected long-term future results of IB rather than from its current operations. To emphasize the above, based on the valuation prepared in 2014, a significant portion (approximately 74%) of the total fair value of IB was derived from the terminal year results (2020 and thereafter).

Moreover, our core business focuses on an industry for dermatologists, plastic surgeons and other qualified practitioners (the professional market) while the core business of IB focuses on a different market (non-professional aesthetic devices products which are primarily targeted for the home-use consumers) which is not an essential part of our growth strategy. In addition, as of December 31, 2014, the fair value of our investment in IB represented 5.8% of our market value and 6.6% of our assets, which is immaterial to our business overall.

Therefore, we believe that, in a fair value method, the same analogy is not applicable insofar as it relates to our investment in IB. We believe that providing the financial statements of IB would not add any meaningful information to our investors at this stage of its operations.

We also analyzed the provisions of Rule 3-09(a) of Regulation S-X, which state that when analyzing whether separate financial statements of "Significant Associates" are required, the first and third conditions of Rule 1-02(w) of Regulation S-X should apply with a significance level of twenty percent (20%). We performed our analysis based on the following calculation:

•	The table below include a quantitative analysis for 2014 under the guidance of the first condition set in Rule 1-02 (w) of Regulation S-X (the "Investment Test"):

USD in thousands
	Carrying value of the investment in IB	Syneron's total consolidated assets	Investment Test outcome

As of December 31, 2014	20,130	306,834	6.56%

Based on this analysis, we determined that the investment in IB did not represent 20% or more of the total assets of the Company as of December 31, 2014.

•	For implementation of the third condition of Rule 1-02 (w) (the "Income Test") - we examined the Company's income (loss) attributable to the Company's shareholders from continuing operations before income taxes and other items as follows:

USD in thousands
	2014	2013	2012	2011*)	2010

Income (loss) attributable to the Company's shareholders	(5,200)	1,647	(1,343)	(50,795)	(25,426)
Excluding:
Taxes on income (tax benefit) attributable to the Company's shareholders	2,295	(7,640)	(4,502)	3,944	(5,110)

Other income, net **)	-	7,273	-	-	8,525

Income (loss) attributable to the Company's shareholders before income taxes and other items	(2,905)	(13,266)	(5,845)	(46,851)	(39,061)

*)	Our loss attributable to the Company's shareholders in 2011 included legal settlement of our patent dispute with Palomar and Massachusetts General Hospital in the amount of $31,000 thousands that we paid in cash. We did not exclude this item from the calculation as we believe that this item was part of our core operations.

**)	We considered other income recorded due to a gain from loss of control in 2013 related to deconsolidation of Syneron Beauty, and other income recorded in 2010 due to bargain purchase price related to acquisition of other subsidiary, as eligible for exclusion adjustment.

The adjustments mentioned above were excluded from our operating results for the computation of the income test because we believe they are related to transactions which are distinguished by their less operational and less frequent nature, although these items have not been classified as extraordinary items.

The second computational note in Rule 1-02(w) describes the average income approach that should be used at the registrant's computation, assuming the Company met the criteria ("income average method").

We believe that due to the nature of recurring losses, specifically during 2010-2013 when the Company incurred significant higher pretax losses compared to its pretax loss in 2014, the analogy of the income average method to our analysis is applicable.

Accordingly, the computation determined that the Company's loss attributable to its shareholders from continuing operations before income taxes and other items for 2014 was at least 10% lower than the average for the last five fiscal years:

USD in thousands
	2014	2013	2012	2011	2010

Income (loss) attributable to the Company's shareholders before income taxes and other items	(2,905)	(13,266)	(5,845)	(46,851)	(39,061)

Average loss for the last five fiscal years was $21,586 thousands.

Because the 2014 loss attributable to the Company's shareholders before income taxes and other items of $2,905 thousands was at least 10% lower than the five-year average loss of $21,586 thousands, the Company used the five-year average of $21,586 thousands as the denominator in computing the significance under the Income Test as resulted below:

Results of the Income Test:

	Change in fair value of IB 2014 (USD in thousands)	Income Test outcome
IB	4,590	21.26%

As result of the above analysis, the income test outcome is 21.26%, which is only slightly above the 20% threshold as required in Rule 3-09(a). This was the basis for not filing the financial statements of IB. Moreover, because as of December 31, 2014 IB represented less than 6% from the Company’s market value and for the other reasons stated above, it was not considered material component to the Company nor to our investors. Based on the above, we believe that we had a reasonable basis not to file the financial statements of IB separately.

6. We note that you recorded net income of $4.0 million and $3.0 million in 2015 and 2014 respectively, due to changes in the fair value of your contingent consideration related to your investment in RBT. Please describe to us the valuation technique and inputs used to determine the fair value as of December 31, 2013, 2014, and 2015 and explain to us the reasons for the changes in fair value. Include quantitative information about the significant unobservable inputs used in the fair value measurement. In future filings provide the disclosures required by ASC 820-10-50-2 (bbb) and ASC 805-30-50-4.

The calculation of fair value of contingent consideration related to our investment in RBT is based on the formula contained in the Share Purchase Agreement for the RBT transaction ("SPA"), discounted to present value using a discount rate.

In order to measure the fair value of the Company's contingent consideration, we performed a fair value valuation of our RBT reporting unit and of the contingent consideration at each reporting date. Based on such analysis we extracted the operating profit (loss) and revenue for each year until 2018.

The valuation was approved by the Company's Audit Committee and Board of Directors after consideration of, among other things, a valuation report prepared by a third party appraisal firm.

In estimating the projected future performance of our RBT reporting unit, various assumptions were made based on our expectations, market research, historical results and growth and knowledge of the industry.

The contractual calculation of the contingent consideration includes the following steps:

•	As a first step to measure the contingent consideration fair value, we used RBT reporting unit's forecast of operating profit (loss) and revenue based on management’s estimations.

•	Based on the operating profit (loss) and revenue as mentioned above, we calculated the future payments to RBT's former shareholders in accordance with the formula in the SPA until May 2019. The result of the above calculation for each year was discounted to present value using the discount rate.

The main assumptions used in the years 2013 and 2014 for calculating the future forecasted payments to RBT's former shareholders were as follows:

•	For the year ended December 31, 2013, the calculation includes projected payments until May 2019. These projected payments are based on the forecast of RBT reporting unit's operating profit (loss) and revenue as well as a discount rate of 19%. In 2018 (triggers the majority of the projected payments), operating profit and revenue were estimated to be $3.1 million and $16.4 million, respectively.

•	For the year ended December 31, 2014, the calculation includes projected payments until May 2019. These projected payments are based on the forecast of RBT reporting unit's operating profit (loss) and revenue as well as a discount rate of 17%. In 2018 (triggers the majority of the projected payments), operating profit and revenue were estimated to be $0.5 million and $5.6 million, respectively. The decrease in the RBT's discount rate in 2014 compared to 2013 was mainly attributed to the change in risk free rate.

The reasons for the change in contingent consideration fair value for the year ended December 31, 2014, are mainly due to the decrease in the future payments to RBT's former shareholders, resulting from unexpected weakness in RBT's operations that were reflected in a much lower estimate of long term revenues and operating income. As a result of the unexpected weakness mentioned above, we also recorded an impairment loss of RBT’s reporting unit goodwill and intangible in the amount of $1.2 million and $1.0 million, respectively.

The following indicators led to a decrease in RBT's reporting unit's forecast of operating profit and revenue and accordingly a decline the future payments to RBT's former shareholders resulting in a decrease in the contingent consideration fair value:

•	During 2013 RBT's management reorganized its strategy to focus mainly on the North American market, which led to a termination of a main distributor agreement in the Asia market. The discontinuing of that distributor led to a significant decrease in RBT's revenue, while the plan to increase revenues from the North American market did not succeed as expected.

•	At the end of 2014, despite the fact that we included in our projections significantly lower revenue compared to the previous valuation, we still estimated that 2015 will be improved for the reasons set forth below. That led us to use higher forecasts in 2014 year and valuation than in 2015 year end valuation, which were adjusted to reflect unexpected deterioration in 2015 and thereafter.

o	Business transactions with the Korean market were signed at the end of 2014 which was taken into consideration in supporting 2015 projected revenue and later growth in our 2014 valuation.

o	Regulatory approvals in China were received at the end of 2014 which was taken into consideration in supporting 2015 projected revenue and later growth in our 2014 valuation.

o	Management’s decision to target RBT's product in the consumer market, led to higher forecasted revenue in 2015 in our 2014 valuation.

•	For the year ended December 31, 2015, the calculation included projected payments until May 2019. These projected payments are based on the forecast of RBT reporting unit's operating profit (loss) and revenue as well as a discount rate of 17%. In 2018 (triggers the majority of the projected payments), operating profit and revenue were estimated to be as low as $0.1 million and $1.4 million, respectively.

The reasons for the change in contingent consideration fair value for the year ended December 31, 2015 derived from the decrease in the RBT reporting unit's forecast of operating profit (loss) and revenue and accordingly a decline the future payments to RBT's former shareholders, which were driven by continued unexpected weakness in RBT's operations. As a result of the continued unexpected weakness mentioned above we also recorded an impairment loss of RBT’s reporting unit goodwill and intangible in the amount of $1.3 million and $0.2 million, respectively.

The continued operational weakness of RBT, along with uncertainties regarding the future distribution of RBT's products worldwide due to the discontinuing of an agreement with the distributor in China and our failure to penetrate other Asian markets, were strong factors in management’s decision to minimize the investment and business support and were reflected in the reduction of RBT's revenues and operational results in 2015, as compared to the forecasted projections in 2014.

In fact, after several years of trying to leverage RBT's business by using the Company’s advantages, we decided that our forecast for 2016 will be focused on the expected revenues from RBT's existing distributors in the professional market worldwide without further investment in growth into new markets.

In our future filings, we will provide the disclosures required by ASC 820-10-50-2 (bbb) and ASC 805-30-50-4 and accordingly, if applicable, we will continue to discuss the degree of uncertainty associated with our assumptions and describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Note 9. Intangible Assets, Net, page F-42

7. We note your discussion of the 2015 goodwill and intangible assets impairment charges related to your CoolTouch reporting unit on page F-18. In future filings please also provide the disclosures required by ASC 350-20-50-2 for your goodwill impairment losses in 2015 and 2014 related to RBT and ASC 350-30-50-3 for your impairment loss of $1.7 million in 2014.

The Company respectfully acknowledges the Staff's comment and in future fillings will revise our disclosure and provide, consistent with FASB ASC 350-20-50-2 and ASC 350-30-50-3, the required disclosure related to a description of the facts and circumstances leading to the impairments in 2015 and 2014 related to the RBT reporting unit, methodology and assumptions.

Note 10. Goodwill, page F-43

8. In future filings please disclose, in accordance with ASC 350-20-50-1, the gross amount of goodwill and accumulated impairment losses at the beginning and end of each period

The Company respectfully acknowledges the Staff's comment, and in future filings will revise our disclosure in accordance with ASC 350-20-50-1 to show separately the gross amount of goodwill and accumulated impairment losses at the beginning and end of each period.

Note 20. Segment Reporting, page F-64

9. Please tell us how you considered the disclosures required by ASC 280-10-50-40 related to information about products and services.

The Company respectfully advises the Staff that we have considered the disclosure required by ASC 280-10-50-40 related to our disclosure of sales for our products and services and believe that it meets the requirements of ASC 280-10-50-40, which requires the disclosure of revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.

We believe that our segment reporting consists of the provision of one group of similar products and service to our customers.

In reaching our conclusion, we also weighed the similar economic characteristic described in ASC 280-10-50-11 in determining whether all of our offerings are considered similar.

Substantially all of our products include, among others, hair removal, wrinkle treatment, tattoo removal and body contouring, and exhibit similar characteristics, in that they are marketed and sold through the same channels to the same type of customers. In making our determination with regard to the products and product-related services, we concluded that each product in our portfolio has similar characteristics, including that they are used by customers to perform an extensive esthetic service, have similar classes of customers and production processes, are subject to similar degrees of economic risks and uncertainties. Additionally, all of our products are physically-tested in our manufacturing process and are each controlled by similar launch process (clinical trials, FDA approval, etc.).

We are able to design, implement and provide body and aesthetic solutions that integrate our offerings. Therefore, we believe that some of our customers view our product offering as integrated solutions, rather than discrete and separate product and service categories.

In our public communications, we may separately provide, from time to time, some information related to certain specific products such as new launched products. These products have the same characteristics as other of our products as detailed above.

Therefore, since we primarily manage and report on products and services that are similar in nature, we do not believe that additional enterprise-wide disclosure was required. We will continue to monitor the growth in our offering in light of the disclosure requirements of ASC 280-10-50-40.

In light of this comment from the Staff, and assuming we reach a similar conclusion in our future filings, we will disclose that the Company provides one group of similar products and services to our customers in our financial footnotes prospectively beginning with our Form 20-F for the year ending December 31, 2016.

Note 21. Net Income (loss) per Share, page F-67

10.	We note the table on page F-67 of ordinary shares that were excluded from the computation of diluted net income (loss) per ordinary share for the periods presented because including them would have had an anti-dilutive effect. In future filings please also disclose the terms and conditions of these securities as required by ASC 260-10-50-1(c).

The Company respectfully acknowledges the Staff's comment and in future fillings will revise our disclosure related to securities that could potentially dilute basic earnings per share ("EPS") that were not included in the computation of diluted EPS due to the antidilutive effect for the periods presented in accordance with ASC 260-10-50-1(c).

* * * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquiries regarding the foregoing to me at 011-972-73-2442200 (telephone) or hugo.goldman@syneron.com (e-mail).

Very truly yours,

/s/ Hugo Goldman
Hugo Goldman
Chief Financial Officer